UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at May 23, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman
Date: May 23, 2008

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
Tel: 27(0)11 481 7200, Fax 27(0)11 481 7235

1020-800 West Pender Street
Vancouver, BC V6C 2V6, Canada
Tel: 604-684-6365, Fax 604-684-8092

    ROCKWELL ESTIMATES NINE MONTH EARNINGS

May 23, 2008, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) advises shareholders that earnings per share for the nine month period ending 29 February 2008, being the date the Company has changed its financial year end, is expected to show an estimated loss of approximately $0.05 per share. Basic and fully diluted per share loss figures will be included in the definitive statements. It should be noted that the historical results published in the prelisting statement dated 29 November 2007 was for the 12 months ended 31 May 2007, which was the original financial year end of the Company.

The financial information on which this trading statement is based has not been reviewed or reported on by the Company`s auditors. The audited results for the financial year ended 29 February 2008 are expected to be published on or about 28 May 2008.

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO
No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statement
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that Rockwell expects are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and Rockwell's home jurisdiction filings that are available at www.sedar.com.